KY 3/24

AB 3/22/06

06005880

SECUR[...]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 052311

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Westor Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

258 Genesee Street, Suite 601
(No. and Street)

Utica	**New York**	**13502**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Belletiere Accounting & Financial Services, Inc. **(610) 625-4191**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 16 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form

VH 5/15/06

displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Richard Bach**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Westor Capital Group, Inc.**, as of **December 31**, 20 **05**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DONALD M GEISS
Notary Public, State of New York
Qualified in Onondaga County
No 01GE5033449
Commission Expires September 19, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTOR CAPITAL GROUP, INC.
(Formerly WESTOR ONLINE, INC.)
DECEMBER 31, 2005

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Westor Capital Group, Inc.
(Formerly Westor Online, Inc.)

We have audited the accompanying statement of financial condition of Westor Capital Group, Inc. (formerly Westor Online, Inc.) as of December 31, 2005 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westor Capital Group, Inc. (formerly Westor Online, Inc.) at December 31, 2005 and the results of its' operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company, CPA's, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 27, 2006

WESTOR CAPITAL GROUP, INC.
(Formerly WESTOR ONLINE, INC.)
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS		
Cash	$	179,411
Deposit with clearing broker (cash) (Note 4)		25,825
Due from clearing broker (Note 4)		59,141
Securities owned, at market		147,084
Fixed assets, (net of accumulated depreciation of $10,433)		60,900
Advances to officer (Note 9)		215,704
Prepaid expenses		8,525
Accounts receivable		10,190
Employee advances		4,000
TOTAL ASSETS	$	710,780
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	30,773
TOTAL LIABILITIES		30,773
Commitments and contingent liabilities (Note 3)		-
Stockholders' equity		
Preferred stock, par value $0.001, 10,000,000 shares authorized, 7,501 shares issued and outstanding		10,800
Common stock, par value $0.001, 50,000,000 shares authorized, 1,030,000 shares issued and outstanding		1,030
Additional paid-in capital		281,588
Retained earnings		414,033
Treasury stock		(27,444)
Total Stockholders' Equity		680,007
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	710,780

The accompanying notes are an integral part of these financial statements.

WESTOR CAPITAL GROUP, INC.
(Formerly WESTOR ONLINE, INC.)
STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:		
Commission income	$	590,412
Investment banking income		2,192,439
Interest and dividends		9,825
Trading		302,499
Other		26,417
Total Revenues		3,121,592
Expenses:		
Employment and related costs		789,083
Investment banking expense		736,164
Commissions		148,837
Clearing costs		110,820
Research		55,709
Professional fees		49,152
Communications		33,922
Travel and entertainment		33,283
Rent		28,660
Regulatory fees		19,866
Depreciation		10,433
Office expenses		9,986
Other expenses		21,706
Total Expenses		2,047,621
Net income before taxes (Note 5)		1,073,971
Provision for income taxes		-
Net income	$	1,073,971

The accompanying notes are an integral part of these financial statements.

WESTOR CAPITAL GROUP, INC.
(Formerly WESTOR ONLINE, INC.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock		Preferred Stock			Additional	Retained	
	Shares	Amount	Shares	Amount	Treasury Stock	Paid-in Capital	Earnings (Deficit)	Totals
Balances at January 1, 2005	1,030,000	$ 1,030	7,501	$ 10,800	$ (20,000)	$ 281,588	$ (37,938)	$ 235,480
Treasury stock	-	-	-	-	(7,444)	-	-	(7,444)
Dividend distribution	-	-	-	-	-	-	(622,000)	(622,000)
Net income	-	-	-	-	-	-	1,073,971	1,073,971
Balances at December 31, 2005	1,030,000	$ 1,030	7,501	$ 10,800	$ (27,444)	$ 281,588	$ 414,033	$ 680,007

The accompanying notes are an integral part of these financial statements.

WESTOR CAPITAL GROUP, INC.
(Formerly WESTOR ONLINE, INC.)
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2005
Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	1,073,971
Depreciation		10,433
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) in due from clearing broker		(51,637)
(Increase) in deposit with clearing broker		(577)
(Increase) in securities owned at market		(147,084)
(Increase) in prepaid expenses		(5,780)
(Increase) in advances receivable		(4,000)
(Increase) in accounts receivable		(10,190)
Increase in accounts payable and accrued expenses		10,673
Total adjustments		(198,162)
NET CASH PROVIDED BY OPERATING ACTIVITIES		875,809
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividend distribution		(622,000)
Officer loan		(1,154)
CASH USED BY FINANCING ACTIVITIES		(623,154)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets		(68,453)
Purchase of treasury stock		(7,444)
CASH USED BY INVESTING ACTIVITIES		(75,897)
NET DECREASE IN CASH		176,758
CASH		
Beginning of year		2,653
End of year	$	179,411
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	$	-
State and local taxes paid	$	1,147

The accompanying notes are an integral part of these financial statements.

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Westor Capital Group, Inc. (formerly Westor Online, Inc.) (the "Company") was incorporated in the State of New York on December 11, 1999. The Company is registered as a broker-dealer with the Securities and Exchange Commission and became a member of the National Association of Securities Dealers, Inc. in September, 2000.

The Company earns commission income by introducing and forwarding as a broker, securities transactions and customer accounts to another broker-dealer who carries such accounts on a fully disclosed basis.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Depreciation

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of 5 to 7 years on a straight line basis for book and on an accelerated basis for tax purposes.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company applies the policies of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires use of the asset and liability method of accounting for income taxes. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

The carrying value of financial instruments including due from clearing brokers, accounts receivable, advances to officers and accounts payable and accrued expenses, approximates their fair value due to the relatively short-term nature of these instruments. Securities owned are marked to market which approximates fair value.

Revenue recognition

Securities transactions and related income and expenses are recorded on a settlement date basis.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the loss from operations.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations

NOTE 3- RELATED PARTY TRANSACTIONS

During 2005, the Company paid a $622,000 dividend to its Parent.

The Company's Parent provides office space to the Company on a month to month basis under the Parent's lease that expires on December 31, 2007. However, the Company pays the monthly rent on the lease. Rent expense for 2005 was $28,660. Future minimum lease payments due on the lease are as follows:

2006	$	28,000
2007		28,000
	$	56,000

NOTE 4- RECEIVABLE FROM CLEARING BROKER

Amounts receivable from the Company's clearing organization at December 31, 2005, consist of the following:

		Receivable
Deposit with clearing broker	$	25,825
Commissions receivable		13,729
Other receivable		45,412
	$	84,966

NOTE 5- INCOME TAXES

The Company is included in the consolidated federal and state income tax return filed by its Parent. In accordance with a tax sharing agreement, federal and state income taxes are calculated based upon the total consolidated taxable income or loss. If the consolidated group owes taxes these taxes are apportioned to each member of the group based upon its share of the consolidated taxable income. For 2005, consolidated taxable income is zero. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, are as follows:

		Current		Deferred		Total
Federal	$	-	$	-	$	-
State		-		-		-
	$	-	$	-		-

Areconciliation of the difference between the expected income tax expense or income computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

Expected income tax expense at U.S. statutory tax rate	$	365,000
The effect of:		
Nondeductible expenses		3,000
Increase due to state taxes, net of U.S. federal income tax effects		64,000
Benefit of consolidated net operating loss		(432,000)
Income tax expense	$	-

NOTE 6- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $357,269, which was $257,269 in excess of its required net capital of $100,000. The Company's net capital ratio was .0861 to 1.

NOTE 7- EXEMPTION FROM RULE 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 8- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 9- ADVANCES TO OFFICERS

As of December 31, 2005 an officer of the Company owes the Company $215,704. This advance is non-interest bearing and has no definite terms of repayment.

NOTE 10- GUARANTEES

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

WESTOR CAPITAL GROUP, INC.
(Formerly WESTOR ONLINE, INC.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL:				
Stockholders' equity			$	680,007
Less non-allowable assets and deductions:				
Advances receivable	$	219,704		
Fixed assets, net		60,900		
Prepaid expenses		8,525		
Accounts receivable		10,190		
				299,319
Less: Haircuts on trading and investment securities				23,419
NET CAPITAL			$	357,269
TOTAL AGGREGATE INDEBTEDNESS			$	30,773
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)			$	2,052
MINIMUM NET CAPITAL DOLLAR REQUIREMENT			$	100,000
MINIMUM NET CAPITAL REQUIRED			$	100,000
EXCESS NET CAPITAL ($357,269 - $100,000)			$	257,269
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	$	30,773		
NET CAPITAL	$	357,269		8.61%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

WESTOR CAPITAL GROUP, INC.
(Formerly WESTOR ONLINE, INC.)
INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON
INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2005

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

Board of Directors
Westor Capital Group, Inc.
(Formerly Westor Online, Inc.)
Utica, New York

In planning and performing our audit of the financial statements of Westor Capital Group, Inc. (formerly Westor Online, Inc.) (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Westor Capital Group, Inc.
(Formerly Westor Online, Inc.)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Westor Capital Group, Inc. (formerly Westor Online, Inc.) to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company, CPA's, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 27, 2006